UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

Penwest Pharmaceuticals Co.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

709754105
(CUSIP Number)

Kevin C. Tang Tang Capital Management, LLC 4401 Eastgate Mall San Diego, CA 92121 (858) 200-3830
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 28 , 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 709754105	13D/A	Page 2 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Partners, LP
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,396,598
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,396,598
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,396,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.2%
14	Type of Reporting Person PN

CUSIP NO. 709754105	13D/A	Page 3 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tang Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,396,598
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 6,396,598
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,396,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 20.2%
14	Type of Reporting Person OO

CUSIP NO. 709754105	13D/A	Page 4 of 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kevin C. Tang
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF, WC, OO
5.	Check If Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 77,500
	8.	Shared Voting Power 6,544,098
	9.	Sole Dispositive Power 77,500
	10.	Shared Dispositive Power 6,618,098
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,695,598
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 21.1%
14	Type of Reporting Person IN

Explanatory Note: This Amendment No. 6 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Tang Capital Partners, LP, a Delaware partnership, Tang Capital Management, LLC, a Delaware limited liability company and Kevin C. Tang, a United States citizen (each, a “Reporting Person” and collectively, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on January 12, 2009 and amended February 19, 2009, March 3, 2009, March 10, 2009, March 12, 2009 and March 30, 2009 (as so amended the “Statement”), with respect to the Common Stock, $0.001 par value (the “Common Stock”), of Penwest Pharmaceuticals Co., a Washington corporation (the “Issuer”).

Item 4 of the Statement is hereby amended to the extent hereinafter expressly set forth.  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Statement.

Item 4. Purpose of Transaction

 Item 4 of the Statement is hereby amended to add the following:

  On April 28, 2009, Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd. filed a complaint for declaratory and injunctive relief against the Issuer and the members of the Issuer’s board of directors, as individual defendants, in the superior court of the State of Washington, Thurston County (the “Third Complaint”), seeking injunctive and other equitable relief to invalidate the decision of the Issuer’s board of directors to reduce the size of the board of directors or, in the alternative, to allow Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd. a limited window to modify their existing proposal for business to be brought at the 2009 Annual Meeting of Shareholders without having to comply with the advance notice provisions set forth in the Issuer’s bylaws. Tang Capital Partners, LP and Perceptive Life Sciences Master Fund Ltd. intend to take all other actions that they may deem necessary in connection with the Third Complaint including, but not limited to, filing a motion for temporary injunction against the Issuer and the members of the Issuer’s board of directors.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the following Reporting Persons certifies that the information set forth in this statement is true, complete and correct.

April 29 , 2009

Tang Capital Partners, LP

By:	Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

Tang Capital Management, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang